SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 12b-25

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Commission File Number 0-15491

NOTIFICATION OF LATE FILING

(Check One):  ☒  Form 10-K  ☐  Form 11-K

☐  Form 20-F  ☐ Form 10-Q  ☐  Form N-SAR  ☐

For Period Ended:  March 31, 2005

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Transition Report on Form 10-K

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Transition Report on Form 10-Q

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Transition Report on Form 20-F

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Transition Report on Form N-SAR

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Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

PARLUX FRAGRANCES, INC.

Full name of registrant

Former name if applicable

3725 SW 30th Avenue

Address of principal executive office

Ft. Lauderdale, FL 33312

City, State and Zip Code

PART II. RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

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(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

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(c)  The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We have completed our Annual Report on Form 10-K for the fiscal year ended March 31, 2005, however, additional time is needed for our registered public accounting firm, Deloitte & Touche LLP, to complete their final review. We anticipate that these final procedures will not result in any adjustment to our recently reported earnings for such fiscal year.

PART IV. OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

FRANK A. BUTTACAVOLI

954 316-9008

(Name)

(Area Code) (Telephone Number)

(2)

Have all other period reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report (s) been filed?  If the answer is no, identify report (s).

☒  Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PARLUX FRAGRANCES, INC.

(Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 29, 2005

By:

/s/ FRANK A. BUTTACAVOLI

Frank A. Buttacavoli

Executive Vice President / COO / CFO